Exhibit 99.2

For Immediate Release

ReWalk Robotics Reports Fourth Quarter and Year-End 2017 Financial Results

— ReWalk enters into $20 million investment agreement with Timwell Corporation Limited--

— Record revenue grows 32% to $7.8 million in 2017 —

— Gross margin improves to 40% in 2017 compared to 13% in 2016 —

YOKNEAM ILIT, ISRAEL / MARLBOROUGH, MA, March 8, 2018 – ReWalk Robotics Ltd. (Nasdaq: RWLK) (“ReWalk” or “the Company”) today announced its financial results for the three months and year ended December 31, 2017.

Highlights of and subsequent to the fourth quarter include:

●	On March 6, 2018, ReWalk entered into a $20 million investment agreement to issue 16,000,000 ordinary shares to Timwell Corporation Limited, a Hong Kong entity, at a price per share of $1.25;

●	Total revenue for the fourth quarter 2017 was $1.5 million; total revenue for the full year 2017 grew 32% to $7.8 million compared to $5.9 million in 2016;

●	23 units were placed during the fourth quarter of 2017 with a total of 107 units placed during the full year;

●	In 2017, a total of 44 favorable insurance coverage decisions resulted in reimbursement for ReWalk devices;

●	Gross margin increased to 40% in 2017 as compared to 13% in 2016;

●	In early 2018, the National Association of Statutory Health Insurance Funds, the governing body of German statutory health insurance (SHI) listed the ReWalk Personal 6.0 Exoskeleton System in the German Medical Device Directory, which SHI providers can procure for any approved beneficiary on a case-by-case basis;

●	Secured worker’s compensation reimbursement in Italy;

●	Five top rehabilitation centers in the U.S. received institutional review board approval for ReWalk’s Restore clinical study in stroke patients, with patient enrollment planned to begin in Q1 2018;

●	In 2018, ReWalk expects sales to be in the range of $9 - $11 million; and,

●	Ori Gon appointed Chief Financial Officer, succeeding Kevin Hershberger.

“2017 was an important year as we achieved record revenue of $7.8 million and positioned ourselves for additional growth in 2018. We secured broader reimbursement in Germany, facilitating access to the ReWalk system for millions of people and providing qualified individuals with the coverage they need. In the U.S., we are focusing our reimbursement efforts on 25 national and regional providers and have recently submitted coverage proposals to three additional commercial groups,” stated Larry Jasinski, Chief Executive Officer.

ReWalk Robotics Reports Fourth Quarter 2017 Financial Results	Page 2

“In 2018, our key priorities are securing broader U.S. reimbursement, executing on our joint venture with Timwell to bring our products to market in China, advancing the Restore for stroke patients through clinical studies with a targeted launch in the first half of 2019, and strengthening our capital structure to execute our strategic plan,” added Jasinski.

Fourth Quarter 2017 Financial Results

Total revenue was $1.5 million for the fourth quarter of 2017, compared to $1.6 million in the fourth quarter of 2016. 23 ReWalk systems were placed during the fourth quarter of 2017, compared to 39 ReWalk systems placed in the prior year period, of which four were placed in the U.S., 12 in our direct markets in Europe, and seven in other markets.

Gross margin improved to 40% during the fourth quarter of 2017 compared to a negative margin of (8.3%) in the prior year period, primarily attributable to sales mix, an increase in the conversion of rental units to purchases, and lower product costs.

Total operating expenses in the fourth quarter of 2017 were $6.2 million compared to $7.9 million in the prior year period.

Net loss was $6.2 million for the fourth quarter of 2017 compared to a net loss of $8.5 million in the fourth quarter of 2016. Non-GAAP net loss for the fourth quarter was $4.9 million compared with a non-GAAP net loss of $7.2 million in the fourth quarter of 2016.*

*A reconciliation of net loss to non-GAAP net loss is included at the end of this press release.

Year-End 2017 Financial Results

Total revenue was $7.8 million for the year ended December 31, 2017, compared to $5.9 million in 2016. In 2017, 107 ReWalk systems were placed, of which 57 were in the US, 37 were in direct markets in Europe and 13 in other markets, compared to 119 ReWalk systems placed during 2016.

For the year, gross margin improved to 40% compared to 13% in 2016 driven by sales mix, the increase in the conversion of rental units to purchases and lower product costs.

Full year 2017 operating expenses were $25.1 million compared to $31.2 million in 2016.

Net loss for the year ended December 31, 2017 was $24.7 million compared to a net loss of $32.5 million for the full year 2016. Non-GAAP net loss was $20.0 million for the year compared with a non-GAAP net loss of $27.7 million last year.*

*A reconciliation of net loss to non-GAAP net loss is included at the end of this press release.

Liquidity

As of December 31, 2017, ReWalk had $14.6 million in cash on its balance sheet.

ReWalk Robotics Reports Fourth Quarter 2017 Financial Results	Page 3

2018 Guidance

In 2018, we expect to achieve sales of between $9 million and $11 million of SCI exoskeletons. The pace of VA support for veterans and reimbursement outcomes will be key drivers during the year. Any sales of the Restore, once cleared, would be additive.

Conference Call

ReWalk management will host its fourth quarter 2017 and year end conference call as follows:

Date		Thursday, March 8, 2018
Time		8:30 AM EST
Telephone	U.S:	(844) 423-9889
	International:	(716) 247-5804
	Israel:	18 09 31 53 62
Access code		2996487
Webcast (live, listen-only and archive)		www.rewalk.com under the “Investors” section.

A telephone replay will be available shortly after the completion of the call for two weeks at (855) 859-2056 (U.S.) or (404) 537-3406 (International). The passcode for the replay is 2996487.

About ReWalk Robotics Ltd.

ReWalk Robotics Ltd. develops, manufactures and markets wearable robotic exoskeletons for individuals with spinal cord injury. ReWalk’s mission is to fundamentally change the quality of life for individuals with lower limb disability through the creation and development of market leading robotic technologies. Founded in 2001, ReWalk has headquarters in the U.S., Israel and Germany. For more information on the ReWalk systems, please visit www.rewalk.com.

ReWalk® is a registered trademark of ReWalk Robotics Ltd. in Israel.

ReWalk Robotics Reports Fourth Quarter 2017 Financial Results	Page 4

Forward-Looking Statements

In addition to historical information, this press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements may include projections regarding ReWalk’s future performance and, in some cases, may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “should,” “would,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of ReWalk’s control. Important factors that could cause ReWalk’s actual results to differ materially from those indicated in the forward-looking statements include, among others: ReWalk’s expectations regarding future growth, including its ability to increase sales in its existing geographic markets, and to expand to new markets and achieve its planned expense reductions; the conclusion of ReWalk’s management and the opinion of ReWalk’s auditors for the Company’s financial statements for the fiscal year ended December 31, 2017, that there are substantial doubts as to ReWalk’s ability to continue as a going concern; ReWalk’s ability to maintain and grow its reputation and the market acceptance of its products; ReWalk’s ability to achieve reimbursement from third-party payors for its products; ReWalk’s expectations as to its clinical research program and clinical results; ReWalk’s expectations as to the results of, and the Food and Drug Administration’s potential regulatory developments with respect to, ReWalk’s mandatory post-market 522 surveillance study; the outcome of ongoing shareholder class action litigation relating to ReWalk’s initial public offering;  ReWalk’s ability to repay its secured indebtedness; ReWalk’s ability to improve its products and develop new products; ReWalk’s ability to maintain adequate protection of its intellectual property and to avoid violation of the intellectual property rights of others; ReWalk’s ability to gain and maintain regulatory approvals; ReWalk’s ability to secure capital from its equity and debt financings in light of limitations under its Form S-3, the price range of its ordinary shares and conditions in the financial markets, and the risk that such financings may dilute ReWalk’s shareholders or restrict its business; ReWalk’s ability to use effectively the proceeds of offerings of securities; ReWalk’s ability to maintain relationships with existing customers and develop relationships with new customers; the impact of the market price of ReWalk’s ordinary shares on the determination of whether ReWalk is a passive foreign investment company; ReWalk’s ability to regain compliance with the continued listing requirements of the NASDAQ Capital Market and the risk that its ordinary shares will be delisted if it cannot do so; ReWalk’s compliance with medical device reporting regulations to report adverse events involving its products and the potential impact of such adverse events on ReWalk’s ability to market and sell its products; the risk of substantial dilution resulting from the issuance to Timwell; the significant voting power and de facto voting control Timwell will acquire; the risk that the Timwell issuances will fail to close and the China joint venture will not form; and other factors discussed under the heading “Risk Factors” in ReWalk’s Annual Report on Form 10-K for the year ended December 31, 2016 filed with the U.S. Securities and Exchange Commission (the “SEC”), its Annual Report on Form 10-K for the fiscal year ended December 31, 2017 to be filed with the SEC and other documents subsequently filed with or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. Factors or events that could cause ReWalk’s actual results to differ from the statements contained herein may emerge from time to time, and it is not possible for ReWalk to predict all of them. Except as required by law, ReWalk undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

ReWalk Robotics Reports Fourth Quarter 2017 Financial Results	Page 5

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S. Generally Accepted Accounting Principles (GAAP), ReWalk believes that the use of non-GAAP accounting measures, including non-GAAP net loss, is helpful to its investors. These measures, which the Company refers to as non-GAAP financial measures, are not prepared in accordance with GAAP.

For the three months and year ended December 31, 2017 and 2016, non-GAAP net loss is calculated as GAAP net loss excluding (i) non-cash share-based compensation expense, (ii) depreciation and (iii) non-cash financial expenses.

Because of varying available valuation methodologies, subjective assumptions, and the variety of equity instruments that can impact a company’s non-cash expenses, ReWalk believes that providing non-GAAP financial measures that exclude non-cash share-based compensation expense, depreciation and non-cash financial (income) expenses allows for more meaningful comparisons between operating results from period to period. Each of the Company’s non-GAAP financial measures is an important tool for financial and operational decision-making and for the Company’s evaluation of its operating results over different periods of time. The non-GAAP financial data are not measures of the Company’s financial performance under U.S. GAAP, and should not be considered as alternatives to operating loss or net loss or any other performance measures derived in accordance with GAAP. Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in ReWalk’s industry, as other companies in the industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures because the non-GAAP financial measures are not prepared in accordance with GAAP, may be different from non-GAAP financial measures used by other companies and exclude expenses that may have a material impact on the Company’s reported financial results. Further, share-based compensation expense has been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business and an important part of the compensation provided to its employees. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with GAAP. ReWalk urges investors to review the reconciliation of the Company’s non-GAAP financial measures to the comparable GAAP financial measures included below, and not to rely on any single financial measure to evaluate the Company’s business.

Investor Contact:

Lisa M. Wilson

President

In-Site Communications, Inc.

T: 212-452-2793

E: lwilson@insitecony.com

(tables follow)

ReWalk Robotics Reports Fourth Quarter 2017 Financial Results	Page 6

ReWalk Robotics Ltd.

Condensed Consolidated Statements of Operations

In thousands except per share data

(unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2017	2016	2017	2016

Revenue	$1,515	$1,591	$7,753	$5,869
Cost of revenues	912	1,723	4,652	5,133

Gross profit	603	(132)	3,101	736

Operating expenses:
Research and development, net	1,609	2,291	6,042	9,028
Sales and marketing	2,717	3,384	11,360	13,961
General and administration	1,895	2,228	7,691	8,188
Total operating expenses	6,221	7,903	25,093	31,177

Operating loss	(5,618)	(8,035)	(21,992)	(30,441)

Loss on extinguishment of debt	-	-	313	-
Financial expenses, net	450	545	2,293	2,059

Loss before income taxes	(6,068)	(8,580)	(24,598)	(32,500)

Income taxes	94	(36)	119	3

Net loss	$(6,162)	$(8,544)	$(24,717)	$(32,503)

Net loss per ordinary share, basic and diluted	$(0.25)	$(0.56)	$(1.22)	$(2.47)

Weighted average shares outstanding, basic and diluted	24,526,785	15,227,211	20,214,895	13,178,107

Reconciliation of GAAP to Non-GAAP net loss
Net loss	$(6,162)	$(8,544)	$(24,717)	$(32,503)
Non-cash share based compensation expense	1,057	940	3,654	3,398
Depreciation	126	193	642	696
Non-cash financial expenses	41	180	441	675

Non-GAAP net loss	$(4,938)	$(7,231)	$(19,980)	$(27,734)

ReWalk Robotics Reports Fourth Quarter 2017 Financial Results	Page 7

ReWalk Robotics Ltd.

Condensed Consolidated Balance Sheets

In thousands

	December 31,	December 31,
	2017	2016
	Unaudited	Audited
Assets

Current assets
Cash & cash equivalents	$14,567	$23,678
Trade receivable, net	1,103	1,254
Prepaid expenses and other current assets	1,625	1,139
Inventory	3,643	3,264
Total current assets	20,938	29,335

Other long-term assets	1,085	1,170
Property and equipment, net	840	1,258

Total assets	$22,863	$31,763

Liabilities and equity

Current liabilities

Current maturities of long term loan	$6,441	$7,495
Trade payables	1,811	3,424
Other current liabilities	1,475	1,479

Total current liabilities	9,727	12,398

Long term loan, net of current maturities	8,911	10,518
Other long-term liabilities	518	587

Shareholders' equity	3,707	8,260

Total liabilities and equity	$22,863	$31,763

ReWalk Robotics Reports Fourth Quarter 2017 Financial Results	Page 8

ReWalk Robotics Ltd.

Condensed Consolidated Statements of Cash Flows

In thousands

(unaudited)

	Twelve Months Ended
	December 31,
	2017	2016

Net cash used in operating activities	$(22,498)	$(27,537)

Net cash used in investing activities	(21)	(437)

Net cash provided by financing activities	13,408	33,783

Increase (decrease) in cash and cash equivalents	(9,111)	5,809

Cash and cash equivalents at beginning of period	23,678	17,869

Cash and cash equivalents at end of period	$14,567	$23,678

ReWalk Robotics Ltd.

Revenue and Units Placed by Region and Product

In thousands except units

(unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2017	2016	2017	2016
Revenue:
United States	$356	$765	$4,598	$3,741
Europe	1,098	236	3,094	1,144
Asia Pacific	61	590	61	984
Total Revenue	$1,515	$1,591	$7,753	$5,869

Units Placed:
United States	4	12	57	63
Europe	18	5	49	25
Asia Pacific	1	22	1	31
Total Units Placed	23	39	107	119

Revenue:
Personal units revenue	$1,430	$1,268	$7,463	$5,197
Rehabilitation units revenue	85	323	290	672
Total Revenue	$1,515	$1,591	$7,753	$5,869

Units Placed:
Personal units placed	22	34	103	109
Rehabilitation units placed	1	5	4	10
Total Units Placed	23	39	107	119